Sun Life Financial establishes AXXX Funding Structure

TORONTO (November 8, 2007) – Sun Life Financial Inc. (TSX/NYSE: SLF) announced today that a wholly-owned subsidiary has established an unsecured financing arrangement with a major financial institution. This arrangement will provide long-term financing to support the statutory reserves required under U.S. Actuarial Guideline 38 (also known as Regulation AXXX) for certain universal life policies issued by Sun Life Assurance Company of Canada in the United States. As of November 8, 2007, US$1.0 billion was drawn upon under the financing arrangement. Additional funds may be drawn under the financing arrangement from time to time.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management in excess of $427 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com